

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, MN 55102

  Re: Ecolab Inc.
     Form 10-K
     Filed February 28, 2014
     File No. 1-9328

Dear Mr. Schmechel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Terence O'Brien

           Terence O'Brien
           Branch Chief